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          Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
          Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
          File No. 132-01854
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The following is the text of a speech to be given by Chairman Neubauer on
January 25, 2001 and is currently available on the CBOT's Internet site and intranet site, MemberNet.


             Annual Meeting of the FIA Chicago Operations Division
                        CBOT Chairman Nickolas Neubauer
                           Thursday, January 25, 2001

Thank you Mary Beth. It is an honor for me to address the Futures Industry Association Chicago Operations Division's annual meeting and outline some of my goals and objectives for the Chicago Board of Trade.

I have been busy every day since the members of the Chicago Board of Trade elected me to serve as their Chairman. It is a tremendous responsibility and I take it very seriously. Not only was I in Washington last Friday briefing policy makers on our restructuring initiative, I have been busy talking to our members, customers and the leaders of the other exchanges.

I see 2001 as a year of major change for the Chicago Board of Trade. Let me begin by sharing with you my guiding principle for the CBOT. I want to increase the overall value of the exchange, whether that means an electronic future, open outcry or some combination of the two. That is what "for profit" means to me. Both electronic and open outcry markets will be part of our business plan.

This is a vision that encompasses member profits and exchange profits as part of that plan. It means moving forward with restructuring; electrifying our open outcry and electronic markets, and improving our communications with our members and customers.

Many people, members as well as nonmembers, have asked me, why did you want this job? Their implicit assumption is that the CBOT is in trouble. I wanted this job because I believe that the Chicago Board of Trade can turn itself around and be highly successful by following simple business principles. I am going to discuss our plans with you in some detail.

But first, let me clear up some misconceptions. We do not have financial problems at the Chicago Board of Trade. Our year 2000 financial report is not out yet, so I am going to use figures as of the third quarter of last year.

Looking at our third quarter financial report of year 2000, the first thing you will notice is that revenue for the first nine months of 2000 were actually ahead of 1999 and 1998. You also should know that these revenues are substantially over 1997 revenues.

The second thing is that salaries and benefits are down versus previous years, as is program spending; and building operating costs are about the same. Evidently our members and management team are doing something right.


So what has caused the crunch? Professional services, which ran at the $12 million level in 1997 and $20 million in 1998, were at $30-$32 million levels in 1999 and 2000. We also had contract severance costs of $8 million. Finally, we had paid out $22 million on
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the Eurex platform. This was the cause of last year's financial crunch.

In other words, last year's finances were sharply impacted by high, one-time expenses, but those costs are behind us.

Thanks to the work of our Finance Committee and management, we have a tight budget this year. I know because members have asked me to restore money to some favorite programs that have been cut. We are trying to resist all such requests.

The exchange's budget for 2001 is based on a volume of 800,000 contracts a day. So each day you see our volume above that level, we are making our budget, and thus far in 2001, we are averaging over one million contracts per day. In 2000, we traded over 230 million contracts, with an average daily volume of 920,000 per day. About 12%-13% of that volume was done in the last four months on a/c/e. While there is some seasonality with these numbers; so far we are doing just fine.

The second part is expenses, and we are doing our best to stay within budget. If we meet the budget goals, we will have about $20 million in cash by year-end. This budget includes making about $20 million in note payments on our building loan, and spending about $8 million to enhance our order routing system.

So these are my conclusions:
1.   We have had high, one-time expenses in the past few years.
2.   We have a good budget for 2001.
3.   The Chicago Board of Trade is financially sound.

With that said, let me talk about our plans for the future. Last week, our Board of Directors approved the registration document that details our restructuring plan, and we intend to file it with the Securities and Exchange Commission in a few days. Included in that plan, at my request, is a "core rights" provision that keeps our open outcry pits open if they are "liquid," a member fee preference, language that highlights the importance of CBOT members' CBOE exercise right, and our continuing to have a Member Chairman.

When I met with my counterparts at the Chicago Mercantile Exchange, I learned that they made some important commitments to their membership in order to ensure that everyone signed on to their restructuring plan, including a "core rights" provision. The core rights provision means simply that an open outcry pit would continue to be supported as long as it made a liquid market. Essentially, it would have to maintain at least 30% of the volume in its product. If an open outcry pit stays above that 30% benchmark, it stays open unless the members vote otherwise. If it does not, that does not mean the pit would be closed. The Board of Directors would make a review and consider it. I felt that creating such a clear performance standard, as opposed to just allowing the Board of Directors to decide, must be a core right in our restructuring plan, and that the plan would be much more acceptable to our membership as a result.

I believe the CBOE exercise right, which accords a full CBOT member trading privileges
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at the Chicago Board Options Exchange, is an essential and substantial portion of the value of our membership seats. To take any restructuring action that jeopardizes that right or subjects it to endless litigation would be gross negligence. I already have met with Mark Duffy at the CBOE, and I have told both him and our members that I will not take any steps that would endanger that right. That is why in our restructuring plan the exercise right is expressly enumerated as a factor our Board of Directors must consider in making a final determination to proceed with the restructuring, even after member approval which I hope we will secure by mid-year.

Last Friday, the Circuit Court dismissed our lawsuit against the CBOE on federal preemption grounds, ruling that this matter should be resolved in the first instance by the SEC. The judge's ruling did not address the merits of the dispute, and as I told our members on Monday, it has no impact on the continuation of the exercise right today.

This decision is the latest event in a litigation process that began some six months ago, and I believe the basic lesson to be learned is that litigation is time consuming, expensive and uncertain. This is why I will continue to talk to and fully inform the CBOE concerning our restructuring plans in hope of resolving these issues with minimal litigation, and I believe that can be done to the betterment of both parties.

The CBOT, along with hundreds of our members, already has filed an extensive comment letter with the SEC opposing CBOE's requested rule change. Although we do not know when the SEC will rule, the CBOE cannot and will not take any action to condition the exercise right in accordance with its proposed rule change unless the SEC formally approves that proposal. Therefore, CBOT members who are presently exercisers at the CBOE can continue to do so, and those full members at the exchange who have not exercised remain free to do so.

I have told the CBOT membership that I do not intend to lose the exercise right by taking legally risky steps. As Chairman, I will continue to talk to the CBOE as well as advance our legal position with the SEC. We believe the SEC process will be fair, in the event we are unsuccessful in our negotiation efforts with the CBOE.

Now many of you may be wondering when the CBOT will be hiring a new CEO. After all, our strategic vision is going to require someone to help implement it. I can tell you no one wants a new CEO more than I do, as a CEO makes the Chairman's job much easier. I can safely say we will have a new CEO in the near future, and the sooner the better.

From April of last year until last week when Dennis Dutterer returned to the Board of Trade Clearing Corporation, the CBOT has had an interim CEO. Major corporations do not run their businesses this way. Dennis did a fine job, but it is basic Business 101 that you need a quality, permanent CEO in place for day-to-day management. We plan to have such an individual in place by the end of the first quarter who can work with our top-flight professional staff. As Chairman, it will be my responsibility to communicate the thoughts and ideas of the Board of Directors and membership to the CEO, who in turn will formulate his or her plans for the future of the CBOT.
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As I stated earlier, my principal objective as Chairman of the Chicago Board of
Trade is to increase the overall value of our enterprise. This means recognizing the importance of the open outcry market and doing what is necessary to make it as competitive and as technically efficient as possible. The CBOT has to constantly look at how to get orders processed and cleared in the most cost efficient manner.

The open outcry markets at the CBOT have continued to achieve considerable success and progress in moving toward a paperless trading environment via the exchange's electronic order routing initiative. Last year more than 3.8 million orders at the CBOT were electronically sent directly to pit brokers. Electronic replacement of 3.8 million pieces of paper, formerly processed manually, has created substantial efficiencies for brokers and member firms.

Participation was widespread in this electronic open outcry system on our trading floors last year, with more than 36% of all agricultural futures orders and 25% of all financial futures orders filled electronically by brokers. More than 75% of the most active brokers use electronic devices to manage and endorse customer open outcry markets orders at the CBOT. This is significant progress, but we are going to work to improve upon all of those numbers.

You may remember I mentioned $8 million in our budget to upgrade our order routing system. This will add spreads to the system. This, plus 3 to 4 months more of experience to show system stability, will allow us to reimpose mandates on firms to use the system.

I have formed a user group to develop a program so that we get the best possible participation from our brokers. We also want to encourage the use of handhelds by locals. This is a program we have had in the past that will be substantially enhanced and expanded.

This is the approach I have been using: I tell members that electrifying open outcry should not be difficult. We do not have 18 plants in 13 foreign countries. We only have to put some technology into a physical facility about the size of a football field, and the technology has been around for at least five years.

Speaking of the use of technology, since its inception in late August, trade on a/c/e, our electronic trading platform has exceeded 10 million contracts and volume on the system continues to grow. We increased our trading hours on a/c/e to accommodate customer business globally, and we added an access point in Tokyo, thus making a/c/e available in the US, Europe and Asia. Average daily volume on a/c/e in 2001 presently is over 136,000 contracts, and it will continue to grow if we pay attention to our customers.

I believe in strong customer service. I know customer orders are the reason why the CBOT exists. FCMs are the most important part of our exchange because they have consistently brought their business to our open outcry and electronic marketplaces. I recognize the value of these relationships and I am committed to doing whatever I can as
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Chairman to keep and strengthen them. Our open outcry members are dedicated to making markets. If we can continue to electrify these markets, we can enhance member opportunity while providing even better customer service. This is something that is good for our members, customers, and FCMs.

As with any good business plan, communication is key and since we exist to serve our customers I intend to make communications with our members, our customers, our FCMs and policy makers in Washington, D.C., a major priority. That also will be the role of our new CEO.

Last week I met in Washington with acting CFTC Chairman Jim Newsome, CFTC Commissioners David Spears, Tom Erickson, Barbara Holum, and U.S. Senator Richard Lugar, the Chairman of the Senate Agriculture Committee, to discuss various regulatory issues affecting the futures industry. While I enjoyed meeting with all of these individuals and listened to their comments on our restructuring initiative, I was particularly pleased to learn of Jim Newsome's commitment in ensuring that the new law is implemented as quickly and appropriately as possible. I am hopeful that Jim and the other Commissioners will carry forward the practical, market users' perspective that was brought to the CFTC by Bill Rainer.

I thanked Senator Lugar for the tremendous work he put forth to pass the new legislation. I was impressed with his business and analytical view of oversight of the futures markets, as well as with his desire on how to further educate members of the agricultural economy on how to make the best use of the risk management techniques and marketing tools offered by the CBOT and other exchanges. I also am looking forward to working with Congressman Saxby Chambliss, who was named to chair the newly created House subcommittee on general farm commodities and risk management, who I met last week in Washington, as well as with Senator Tom Harkin, the ranking minority member of the Senate Agriculture Committee, with whom I met in Chicago earlier this month.

During my term as Chairman, I look forward to continuing to work with members of Congress, the CFTC and other government officials to achieve an equitably level regulatory playing field for the futures industry. The passage of the Futures Modernization Act--which permits the trading of single-stock futures--is a huge step in the right direction.

During the campaign for Chairman, someone asked me what I felt was the best vision for the CBOT. I said it was my goal to increase the overall value of the exchange, whether that means an electronic future, open outcry, or some combination of the two. I believe we must look at our member profit centers and CBOT corporate profits together as part of an overall business plan. Member profits and a streamlined, efficiently run and profitable CBOT are not mutually exclusive. As Chairman, it is my goal to make sure this is the case.

These are exciting times for the exchange and our industry. I believe the Year 2001 will be remembered as one of positive change and progress at the Chicago Board of Trade.
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Working to meet the goals I have outlined for you today will put the CBOT on course to prosper and continue to be the world's most recognized and respected name in risk management.

Thank you for allowing me to share them with you today, and I would be delighted to try and answer any questions you may have.

The CBOT urges its members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone: (312) 4335-3605, Facsimile:
(312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.